NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DC
PE
5-12-08



08052331

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

June 20, 2008

Guy Lawson
McGrath North Mullin & Kratz, PC LLO
First National Tower, Suite 3700
1601 Dodge Street
Omaha, NE 68102

Act: 1934
Section:
Rule: 14A-8
Public Availability: 6/20/2008

Re: ConAgra Foods, Inc.
Incoming letter dated May 12, 2008

Dear Mr. Lawson:

This is in response to your letter dated May 12, 2008 concerning the shareholder proposal submitted to ConAgra by Robert J. Lucci. We also have received a letter from the proponent dated May 28, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Director

Enclosures

cc: Robert J. Lucci
Lucci's Bakery
171 South Main Street
Archbald, PA 18403

McGRATH
NORTH

ATTORNEYS AT LAW

May 12, 2008

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: ConAgra Foods, Inc.; Commission File No. 1-7275
Exclusion of Shareholder Proposal Pursuant to Rule 14a-8(j)

Ladies and Gentlemen:

We are submitting this letter on behalf of ConAgra Foods, Inc. ("ConAgra") pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. On March 27, 2008, ConAgra received a proposal from Mr. Robert J. Lucci for inclusion in the proxy materials for ConAgra's 2008 annual meeting of stockholders. The proposal was submitted to ConAgra in a letter from Mr. Lucci dated March 23, 2008. The letter is attached hereto as Exhibit A.

ConAgra has a single class of voting securities outstanding, its common stock, which trades on the New York Stock Exchange under the symbol "CAG".

Mr. Lucci's Statement of Share Ownership

In his proposal, Mr. Lucci states that he owns "25 shares of CAG jointly with his wife." He did not include any evidence of ownership with his letter. ConAgra made inquiry of its transfer agent as to whether Mr. Lucci held his shares of record, and the company was unable to verify his ownership.

McGrath North Mullin & Kratz, PC LLO
First National Tower, Suite 3700 1601 Dodge Street Omaha, NE 68102
Phone (402) 341-3070 Fax (402) 341-0216 www.mcgrathnorth.com

The Proposal may be Excluded because Mr. Lucci Does Not Meet the Eligibility Requirements of Rule 14a-8(b)

To be eligible to submit his proposal, Rule 14a-8(b) requires Mr. Lucci to have continuously held at least $2,000 in market value, or 1%, of ConAgra common stock for at least one year by the date he submitted his proposal. In order to determine whether a shareholder satisfies the $2,000 threshold, the Division of Corporation Finance has advised that it looks at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater. *Division of Corporation Finance: Staff Legal Bulletin No. 14, Section C.1.a.*

The market value of Mr. Lucci's shares is substantially below the $2,000 threshold. His ConAgra shares have a market value of $600, based on a $24.00 per share price, which is the highest selling price per share reported on the New York Stock Exchange for ConAgra common stock during the 60-day period prior to the submission of Mr. Lucci's proposal.

Additionally, Mr. Lucci's 25 shares of ConAgra are less than 1% of the outstanding ConAgra shares. More than 480 million shares of ConAgra common stock are outstanding and have been outstanding for a number of years. As reported in ConAgra's latest Form 10-Q filed with the Securities and Exchange Commission, there were more than 487 million shares of ConAgra common stock outstanding on March 23, 2008.

Deficiency Cannot be Remedied

Mr. Lucci has indicated in his proposal that he does not own the requisite amount of shares of ConAgra common stock to be eligible to submit a proposal. Although ConAgra was not required to provide Mr. Lucci a notice of deficiency with respect to his lack of eligibility (because the ownership deficiency can not be remedied *see, Division of Corporation Finance: Staff Legal Bulletin No. 14, Section C.6.c.*) ConAgra sent a letter by overnight delivery on April 8, 2008 to Mr. Lucci advising him:

- of the ownership deficiency;
- of methods of demonstrating requisite ownership;
- that he was required to provide a written statement of his intent to hold the shares through the date of the annual meeting; and
- that he was required to respond no later than 14 calendar days after receiving ConAgra's notice.

A copy of Rule 14a-8 was also included with the letter. A copy of that letter and the delivery receipt are enclosed as Exhibit B. Mr. Lucci has not remedied, and cannot remedy, the ownership deficiency as demonstrated by his response, received via facsimile by ConAgra on April 10, 2008, and enclosed as Exhibit C.

Based upon the foregoing, ConAgra Foods respectfully requests that the staff confirm, at its earliest convenience, that it will not recommend any enforcement action if ConAgra excludes the proposal from the proxy materials for its 2008 annual stockholders' meeting in reliance on Rule 14a-8(f).

We are enclosing six copies of this letter and the exhibits referred to herein. We are also forwarding a copy of this letter to Mr. Lucci as notice of ConAgra's intention to exclude the proposal from the proxy materials. ConAgra presently anticipates mailing its proxy materials for the 2008 annual stockholders' meeting in mid-August, 2008. We would appreciate a response from the staff in time for ConAgra to meet this schedule.

Please acknowledge receipt of this letter by stamping one of the enclosed copies and returning it to the undersigned using the stamped, pre-addressed envelope provided. Should the staff disagree with ConAgra's position, we would appreciate the opportunity to confer with the staff prior to the issuance of its response. If you have any questions regarding this matter or as soon as a staff response is available, would you kindly call the undersigned at 402-341-3070.

Sincerely,



Guy Lawson

Enclosures

cc: Mr. Robert J. Lucci

Colleen Batcheler
Senior Vice President, General Counsel
and Corporate Secretary
ConAgra Foods, Inc.

Exhibit A

New Area Code 570

PHONE 717-876-3830
FAX 717-876-4892

LUCCI'S BAKERY

American - Italian Pareve Baked Goods

171 SOUTH MAIN STREET
ARCHBALD, PA. 18403

March 23, 2008

ConAgra Foods Inc.
One ConAgra Drive
Omaha, Nebraska 68102

Attention Corporate Secretary:

I am submitting the following shareholder's proposal to be included in the next annual meeting held in 2008:

That the executives and board of directors of ConAgra eat the products which are produced in its food plants across the country, specifically a peanut butter sandwich made from Peter Pan Peanut Butter produced from the now cleaned Sylvester, Georgia plant and bread baked from the patent flour packed at ConAgra's Martin's Creek, Pennsylvania flour mill.

Mr. Lucci will provide the bread to make the peanut butter sandwich the morning of the annual shareholders meeting.

Mr. Lucci operates a medium size wholesale bakery, which was founded in 1920 and Mr. Lucci is the third generation operating the business, in northeastern Pennsylvania.

Lucci's Bakery has been using ConAgra flour from the Martin's Creek Pennsylvania flour mill for forty years.

Mr. Lucci's tractor trailer was picking up approximately 5000 fifty-pound bags of flour per year.

Mr. Lucci received one load of patent flour from the Martin's Creek, Pennsylvania mill that was over treated with Maturox twenty times the normal treatment.

Mr. Lucci also received a second load of patent flour from the Martin's Creek, Pennsylvania mill that was over treated with six times the normal amount of Maturox.

Lastly, Mr. Lucci received a third load of patent flour that had a protein level below industry standards.

When Mr. Lucci complained of these problems, he was told by ConAgra and their attorney that he was a small volume costumer and that they were not interested in his future business.

Mr. Lucci owns 25 shares of CAG jointly with his wife.

Mr. Lucci was surprised at what he was told and wants other shareholders to be aware of the poor business practices of ConAgra, its employees, and associates.

Sincerely yours,



Robert J. Lucci
Shareholder


Our BREAD is BEST

LUCCI'S BAKERY
171 South Main Street
Archbald, PA 18403
American-Italian Pareve Baked Goods




CERTIFIED MAIL

7005 1160 0000 6117 8184


UNITED STATES POSTAL SERVICE

0000



68102

U.S. POS
PAID
HAMLIN.P.
18427
MAR 24.
AMOUNT
$5.2
000324

ATTENTION: SECRETARY OF THE CORPORATION

CONAGRA FOODS INC.
ONE CONAGRA DRIVE
OMAHA, NEBRASKA 68102

1330

68102+5003 C002

Label/Receipt Number: 7005 1160 0000 6117 8184
Status: Delivered

Your item was delivered at 8:13 AM on March 27, 2008 in OMAHA, NE 68102.

Exhibit B



ConAgra Foods, Inc.
One ConAgra Drive
Omaha, NE 68102-5001

TEL: 402-595-4000

April 8, 2008

VIA OVERNIGHT MAIL
Mr. Robert J. Lucci
Lucci's Bakery
171 South Main Street
Archbald, PA 18403

Dear Mr. Lucci:

On March 27, 2008, ConAgra Foods, Inc. ("ConAgra") received the proposal that you submitted for inclusion in ConAgra's proxy statement for its 2008 Annual Stockholders' Meeting. Your proposal contains procedural deficiencies under the Securities and Exchange Commission ("SEC") regulations related to stockholder proposals.

SEC Rule 14a-8 (a copy is enclosed) requires that, in order to be eligible to submit a proposal for inclusion in ConAgra's proxy statement, you must have continuously held at least $2,000 in market value of ConAgra's common stock for at least one year by the date you submitted the proposal. You must submit proof that you meet this eligibility requirement, such as by providing a statement from the "record holder" of your shares. The record holder is likely your bank or broker. To date, you have indicated only that you own 25 shares of ConAgra's common stock jointly with your wife. This statement does not meet the requirement, nor does ownership of 25 shares provide you with the required market value.

To remedy the procedural deficiency in your proposal, you will need to send proof of share ownership that meets the following criteria:

(1) It must be provided by the actual holder of record of your shares (for example, your broker);

(2) It must indicate that you owned the required amount of securities as of March 27, 2008, the date of submission of your proposal;

(3) It must state that you have continuously owned the securities for at least 12 months prior to March 27, 2008; and

(4) It must be dated on or after March 27, 2008.

See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

In addition, Rule 14a-8(b)(1) requires that you provide a written statement that you intend to continue ownership of the shares through the date of the annual meeting.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. If you are unable to establish compliance with the SEC's ownership requirements and do not withdraw your proposal, ConAgra will seek the concurrence of the SEC Staff that exclusion of your proposal from the company's proxy statement is permissible.

Please address any response to Colleen Batcheler, Senior Vice President, General Counsel and Corporate Secretary, ConAgra Foods, Inc., One ConAgra Drive, Omaha, NE 68102. Alternatively, you may send your response via facsimile at (402) 517-9267. If you have any questions with respect to the foregoing, please feel free to contact me at (402) 595-4000.

Best regards,



Colleen Batcheler

Encl.

statement by the nominee or other independent third party, or a copy of a current filing made with the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Note 3 to § 240.14a-7. If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time

before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal

Tracking Summary

Tracking Numbers

Tracking Number:	1Z 68X 111 01 9182 301 9
Type:	Package
Status:	**Delivered**
Delivered On:	04/09/2008 10:17 A.M.
Delivered To:	ARCHBALD, PA, US
Service:	NEXT DAY AIR

Tracking results provided by UPS: 04/09/2008 10:30 A.M. ET

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ConAgra Foods, Inc.
One ConAgra Drive
Omaha, NE 68102-5001

TEL: 402-595-4000

April 9, 2008

VIA OVERNIGHT MAIL
Mr. Robert J. Lucci
Lucci's Bakery
171 South Main Street
Archbald, PA 18403

Dear Mr. Lucci:

Please find enclosed the remaining two pages of SEC Rule 14a-8. It was inadvertently omitted from your packaged you received yesterday.

Best regards,

Colleen Batcheler

Encl.

claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(*l*) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

Rule 14a-9. False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material

Exhibit C

ARCHBALD, PA 18403 4-10-08 19

M CON AGRA FOODS



LUCCI'S BAKERY

American-Italian Baked Goods

PHONE (717) 876-3830 171 S. MAIN ST.

ATTENTION: COLLEEN BATCHELER.

BE CAREFUL HOW YOU PROCEED WITH MY MATTER. IT WILL COME BACK TO HAUNT YOU.

SINCERELY,

[signature]

New Area Code 570

PHONE 717-876-3830
FAX 717-876-4892

LUCCI'S BAKERY

American - Italian Pareve Baked Goods

171 SOUTH MAIN STREET
ARCHBALD, PA. 18403

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Reference to ConAgra Foods Inc.; Commission File No. 1-7275
Exclusion of Shareholder Proposal Pursuant to Rule 14a-8(j)

Ladies and Gentlemen:

Yes, I do own twenty-five shares of ConAgra Foods stock. Confirmation of this is enclosed. I am hoping that the Securities and Exchange Commission will deny ConAgra's request. By the tone of my letter to ConAgra dated March 23, 2008, you can tell that my shareholder's proposal is important to other shareholders and to me. Please be aware of ConAgra's poor business practices, especially due to the fact that they have dominated the news headlines over the past fifteen months.

Sincerely yours,



Robert J. Lucci

Enclosures

TOTAL P.02

Douglas F. Holcomb
First Vice President
Financial Advisor

111 North Washington Avenue
Suite 201
Scranton, PA 18503

toll-free 800 733 7096
tel 570 961 7700
direct 570 961 7703
fax 570 961 7735

Morgan Stanley

May 14, 2008

Mr Robert Lucci
3110 3rd Ave
Lake Ariel,Pa. 18436-3442

RE: Conagra Food Inc. Morgan Stanley account # 620-048982-072
Robert and Kathleen Lucci

Dear Mr. Lucci,

You currently hold 25 shares of Conagra Foods Inc. in you above Morgan Stanley account. It was purchased on 12/22/2005.

Sincerely,



Donna Yurkanin
C.S.A.

"Investments and services are offered through Morgan Stanley & Co., Incorporated, member SIPC."

McGRATH NORTH

ATTORNEYS AT LAW

May 12, 2008

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: ConAgra Foods, Inc.; Commission File No. 1-7275
Exclusion of Shareholder Proposal Pursuant to Rule 14a-8(j)

Ladies and Gentlemen:

We are submitting this letter on behalf of ConAgra Foods, Inc. ("ConAgra") pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. On March 27, 2008, ConAgra received a proposal from Mr. Robert J. Lucci for inclusion in the proxy materials for ConAgra's 2008 annual meeting of stockholders. The proposal was submitted to ConAgra in a letter from Mr. Lucci dated March 23, 2008. The letter is attached hereto as Exhibit A.

ConAgra has a single class of voting securities outstanding, its common stock, which trades on the New York Stock Exchange under the symbol "CAG".

Mr. Lucci's Statement of Share Ownership

In his proposal, Mr. Lucci states that he owns "25 shares of CAG jointly with his wife." He did not include any evidence of ownership with his letter. ConAgra made inquiry of its transfer agent as to whether Mr. Lucci held his shares of record, and the company was unable to verify his ownership.

McGrath North Mullin & Kratz, PC LLO
First National Tower, Suite 3700 1601 Dodge Street Omaha, NE 68102
Phone (402) 341-3070 Fax (402) 341-0216 www.mcgrathnorth.com

The Proposal may be Excluded because Mr. Lucci Does Not Meet the Eligibility Requirements of Rule 14a-8(b)

To be eligible to submit his proposal, Rule 14a-8(b) requires Mr. Lucci to have continuously held at least $2,000 in market value, or 1%, of ConAgra common stock for at least one year by the date he submitted his proposal. In order to determine whether a shareholder satisfies the $2,000 threshold, the Division of Corporation Finance has advised that it looks at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater. *Division of Corporation Finance: Staff Legal Bulletin No. 14, Section C.1.a.*

The market value of Mr. Lucci's shares is substantially below the $2,000 threshold. His ConAgra shares have a market value of $600, based on a $24.00 per share price, which is the highest selling price per share reported on the New York Stock Exchange for ConAgra common stock during the 60-day period prior to the submission of Mr. Lucci's proposal.

Additionally, Mr. Lucci's 25 shares of ConAgra are less than 1% of the outstanding ConAgra shares. More than 480 million shares of ConAgra common stock are outstanding and have been outstanding for a number of years. As reported in ConAgra's latest Form 10-Q filed with the Securities and Exchange Commission, there were more than 487 million shares of ConAgra common stock outstanding on March 23, 2008.

Deficiency Cannot be Remedied

Mr. Lucci has indicated in his proposal that he does not own the requisite amount of shares of ConAgra common stock to be eligible to submit a proposal. Although ConAgra was not required to provide Mr. Lucci a notice of deficiency with respect to his lack of eligibility (because the ownership deficiency can not be remedied *see, Division of Corporation Finance: Staff Legal Bulletin No. 14, Section C.6.c.*) ConAgra sent a letter by overnight delivery on April 8, 2008 to Mr. Lucci advising him:

- of the ownership deficiency;
- of methods of demonstrating requisite ownership;
- that he was required to provide a written statement of his intent to hold the shares through the date of the annual meeting; and
- that he was required to respond no later than 14 calendar days after receiving ConAgra's notice.

A copy of Rule 14a-8 was also included with the letter. A copy of that letter and the delivery receipt are enclosed as Exhibit B. Mr. Lucci has not remedied, and cannot remedy, the ownership deficiency as demonstrated by his response, received via facsimile by ConAgra on April 10, 2008, and enclosed as Exhibit C.

Based upon the foregoing, ConAgra Foods respectfully requests that the staff confirm, at its earliest convenience, that it will not recommend any enforcement action if ConAgra excludes the proposal from the proxy materials for its 2008 annual stockholders' meeting in reliance on Rule 14a-8(f).

We are enclosing six copies of this letter and the exhibits referred to herein. We are also forwarding a copy of this letter to Mr. Lucci as notice of ConAgra's intention to exclude the proposal from the proxy materials. ConAgra presently anticipates mailing its proxy materials for the 2008 annual stockholders' meeting in mid-August, 2008. We would appreciate a response from the staff in time for ConAgra to meet this schedule.

Please acknowledge receipt of this letter by stamping one of the enclosed copies and returning it to the undersigned using the stamped, pre-addressed envelope provided. Should the staff disagree with ConAgra's position, we would appreciate the opportunity to confer with the staff prior to the issuance of its response. If you have any questions regarding this matter or as soon as a staff response is available, would you kindly call the undersigned at 402-341-3070.

Sincerely,



Guy Lawson

Enclosures

cc: Mr. Robert J. Lucci

Colleen Batcheler
Senior Vice President, General Counsel
and Corporate Secretary
ConAgra Foods, Inc.

Exhibit A

New Area Code 570

PHONE 717-876-3830
FAX 717-876-4892

LUCCI'S BAKERY

American - Italian Pareve Baked Goods

171 SOUTH MAIN STREET
ARCHBALD, PA. 18403

March 23, 2008

ConAgra Foods Inc.
One ConAgra Drive
Omaha, Nebraska 68102

Attention Corporate Secretary:

I am submitting the following shareholder's proposal to be included in the next annual meeting held in 2008:

That the executives and board of directors of ConAgra eat the products which are produced in its food plants across the country, specifically a peanut butter sandwich made from Peter Pan Peanut Butter produced from the now cleaned Sylvester, Georgia plant and bread baked from the patent flour packed at ConAgra's Martin's Creek, Pennsylvania flour mill.

Mr. Lucci will provide the bread to make the peanut butter sandwich the morning of the annual shareholders meeting.

Mr. Lucci operates a medium size wholesale bakery, which was founded in 1920 and Mr. Lucci is the third generation operating the business, in northeastern Pennsylvania.

Lucci's Bakery has been using ConAgra flour from the Martin's Creek Pennsylvania flour mill for forty years.

Mr. Lucci's tractor trailer was picking up approximately 5000 fifty-pound bags of flour per year.

Mr. Lucci received one load of patent flour from the Martin's Creek, Pennsylvania mill that was over treated with Maturox twenty times the normal treatment.

Mr. Lucci also received a second load of patent flour from the Martin's Creek, Pennsylvania mill that was over treated with six times the normal amount of Maturox.

Lastly, Mr. Lucci received a third load of patent flour that had a protein level below industry standards.

When Mr. Lucci complained of these problems, he was told by ConAgra and their attorney that he was a small volume costumer and that they were not interested in his future business.

Mr. Lucci owns 25 shares of CAG jointly with his wife.

Mr. Lucci was surprised at what he was told and wants other shareholders to be aware of the poor business practices of ConAgra, its employees, and associates.

Sincerely yours,



Robert J. Lucci
Shareholder


Our BREAD is BEST

LUCCI'S BAKERY
171 South Main Street
Archbald, PA 18403
American-Italian Pareve Baked Goods




CERTIFIED MAIL



7005 1160 0000 6117 8184


UNITED STATES POSTAL SERVICE

0000



68102

U.S. POS
PAID
HAMLIN.P.
18427
MAR 24.
AMOUNT
$5.2
000324

ATTENTION: SECRETARY OF THE CORPORATION

CONAGRA FOODS INC.
ONE CONAGRA DRIVE
OMAHA, NEBRASKA 68102

330

68102+5003 C002



Label/Receipt Number: 7005 1160 0000 6117 8184
Status: Delivered

Your item was delivered at 8:13 AM on March 27, 2008 in OMAHA, NE 68102.

Exhibit B



ConAgra Foods, Inc.
One ConAgra Drive
Omaha, NE 68102-5001

TEL: 402-595-4000

April 8, 2008

VIA OVERNIGHT MAIL
Mr. Robert J. Lucci
Lucci's Bakery
171 South Main Street
Archbald, PA 18403

Dear Mr. Lucci:

On March 27, 2008, ConAgra Foods, Inc. ("ConAgra") received the proposal that you submitted for inclusion in ConAgra's proxy statement for its 2008 Annual Stockholders' Meeting. Your proposal contains procedural deficiencies under the Securities and Exchange Commission ("SEC") regulations related to stockholder proposals.

SEC Rule 14a-8 (a copy is enclosed) requires that, in order to be eligible to submit a proposal for inclusion in ConAgra's proxy statement, you must have continuously held at least $2,000 in market value of ConAgra's common stock for at least one year by the date you submitted the proposal. You must submit proof that you meet this eligibility requirement, such as by providing a statement from the "record holder" of your shares. The record holder is likely your bank or broker. To date, you have indicated only that you own 25 shares of ConAgra's common stock jointly with your wife. This statement does not meet the requirement, nor does ownership of 25 shares provide you with the required market value.

To remedy the procedural deficiency in your proposal, you will need to send proof of share ownership that meets the following criteria:

(1) It must be provided by the actual holder of record of your shares (for example, your broker);

(2) It must indicate that you owned the required amount of securities as of March 27, 2008, the date of submission of your proposal;

(3) It must state that you have continuously owned the securities for at least 12 months prior to March 27, 2008; and

(4) It must be dated on or after March 27, 2008.

See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

In addition, Rule 14a-8(b)(1) requires that you provide a written statement that you intend to continue ownership of the shares through the date of the annual meeting.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. If you are unable to establish compliance with the SEC's ownership requirements and do not withdraw your proposal, ConAgra will seek the concurrence of the SEC Staff that exclusion of your proposal from the company's proxy statement is permissible.

Please address any response to Colleen Batcheler, Senior Vice President, General Counsel and Corporate Secretary, ConAgra Foods, Inc., One ConAgra Drive, Omaha, NE 68102. Alternatively, you may send your response via facsimile at (402) 517-9267. If you have any questions with respect to the foregoing, please feel free to contact me at (402) 595-4000.

Best regards,



Colleen Batcheler

Encl.

statement by the nominee or other independent third party, or a copy of a current filing made with the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by § 240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with § 240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Note 3 to § 240.14a-7. If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time

before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal

Tracking Summary

Tracking Numbers

Tracking Number:	1Z 68X 111 01 9182 301 9
Type:	Package
Status:	**Delivered**
Delivered On:	04/09/2008 10:17 A.M.
Delivered To:	ARCHBALD, PA, US
Service:	NEXT DAY AIR

Tracking results provided by UPS: 04/09/2008 10:30 A.M. ET

NOTICE: UPS authorizes you to use UPS tracking systems solely to track shipments tendered by or for you to UPS for delivery and for no other purpose. Any other use of UPS tracking systems and information is strictly prohibited.


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ConAgra Foods, Inc.
One ConAgra Drive
Omaha, NE 68102-5001

TEL: 402-595-4000

April 9, 2008

VIA OVERNIGHT MAIL
Mr. Robert J. Lucci
Lucci's Bakery
171 South Main Street
Archbald, PA 18403

Dear Mr. Lucci:

Please find enclosed the remaining two pages of SEC Rule 14a-8. It was inadvertently omitted from your packaged you received yesterday.

Best regards,

Colleen Batcheler

Encl.

claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(*l*) Question 12: If the company includes my shareholder proposal in its proxy materials,

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what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

Rule 14a-9. False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material

Exhibit C

ARCHBALD, PA 18403 4-10-08 19

M CON AGRA FOODS



LUCCI'S BAKERY

American-Italian Baked Goods

PHONE (717) 876-3830 171 S. MAIN ST.

ATTENTION: COLLEEN BATCHELER.

BE CAREFUL HOW YOU PROCEED WITH MY MATTER. IT WILL COME BACK TO HAUNT YOU.

SINCERELY!

[signature]

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

June 20, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: ConAgra Foods, Inc.
Incoming letter dated May 12, 2008

The proposal relates to company products.

There appears to be some basis for your view that ConAgra may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of ConAgra's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if ConAgra omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



William A. Hines
Special Counsel

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